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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

709796  10  6

(CUSIP Number)

Edwin H. Yeo, III

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 956-2234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

Item 1: Security and Issuer

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed on November 30, 2006 and Amendment Nos. 1 and 2 filed on December 15, 2006 with the Securities and Exchange Commission by Endurance Capital, Endurance Partners, and Edwin H. Yeo, III.

This Amendment relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive offices of the Issuer is 310 Broad Street, Selma, Alabama, 36701.

Item 4: Purpose of Transaction

Item 4 is hereby amended and restated as follows.

The purpose of this amendment is to reflect the Reporting Persons’ nomination of directors to the Issuer’s board of directors. On April 6, 2007, in accordance with the information and time requirements set forth in Section 1.7(A) of the Issuer’s Bylaws, the Reporting Persons, along with Richard Plant Morthland and Mary Ann Morthland Patterson, delivered to the Secretary of the Issuer a letter which provided written notice of their nomination of Kenneth D. Chesser, Gary E. Fuller, Barry R. Holt, Bobby J. Leach, George A. Needham, William P. Walker, George P. Walthall Jr., Kaye F. Williams and Rickman E. Williams, Jr. (the “Nominees”) as candidates for election as directors of the Issuer at the Issuer’s 2007 Annual Meeting of Stockholders (the “Annual Meeting”), in the form attached to this Statement as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 4.

The Reporting Persons, along with Richard Plant Morthland, Ann Plant Morthland, Mary Ann Morthland Patterson, Martin Plant Morthland, William Plant Morthland, William Marshall Patterson, III and Ann Patterson Powell (the “Morthland Family Members” and, together with the Reporting Persons, the “Stockholders for Progress”) believe that the Board of Directors of the Issuer has not acted in the best interests of the Issuer’s stockholders, and has failed to take advantage of significant corporate opportunities, at substantial cost to the stockholders in terms of stockholder value. In connection with this belief, the Reporting Persons and Richard Plant Morthland and Mary Ann Morthland Patterson have nominated the Nominees for election as directors at the Annual Meeting, and plan to file a proxy statement with the Securities and Exchange Commission, which will include certain information about the Nominees and the Stockholders for Progress’s reasons for nominating the Nominees. The Reporting Persons note that on April 11, 2007, the Issuer announced that its Board of Directors had determined to postpone the date of its 2007 Annual Meeting. The Issuer has not yet announced the rescheduled date of its 2007 Annual Meeting.

In addition to the foregoing matters, the Reporting Persons may seek to influence the Issuer and its representatives regarding actions that the Reporting Persons may suggest are in the Issuer’s best interest. From time to time the Reporting Persons may engage in discussions or negotiations with the Issuer and its directors, officers and representatives, with other stockholders and with third parties with a view to encouraging a sale, merger, change of control or other fundamental transaction involving the Issuer. In that regard the Reporting Persons may seek, encourage or propose some or all of the transactions described in Item 4(a) through (j) of Schedule 13D.

The Reporting Persons reserve the right to acquire additional shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise and to dispose of some or all of their shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise.

SIGNATURE

April 23, 2007
(Date)

Endurance Capital Investors, L.P.

By:	Endurance Partners, LLC, its General Partner

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

Endurance Partners, LLC

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

/s/ Edwin H. Yeo, III
Edwin H. Yeo, III

Exhibits

99.1	Letter to The Peoples BancTrust Company Inc. dated April 6, 2007